United Homes Group, Inc.

90 N Royal Tower Drive

Irmo, South Carolina 29063

July 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Isabel Rivera
Pam Howell

RE:	United Homes Group, Inc.
Registration Statement on Form S-1, as amended
File No. 333-271515

Ladies and Gentlemen:

United Homes Group, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 P.M., Washington, D.C. time, on July 31, 2023 or as soon as practicable thereafter.

Please contact Andrew Tucker of Nelson Mullins Riley & Scarborough LLP, counsel to the Registrant, at (202) 689-2987 with any questions about this acceleration request, and please notify him when this request for acceleration has been granted.

Very truly yours,

UNITED HOMES GROUP, INC.

By:	/s/ Keith Feldman
Keith Feldman
Chief Financial Officer

cc: Andrew Tucker, Nelson Mullins Riley & Scarborough LLP